UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                              (Amendment No.  )(1)

                           Laser Mortgage Management
              ----------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                   51806D100
              ----------------------------------------------------
                                 (CUSIP Number)


     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51806D100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Perry Corp.
      599 Lexington Avenue
      New York, NY 10022
      (212) 583-4000

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
      Not applicable                                                     b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  5     Sole Voting Power
  Number of
   Shares               1,160,000
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             NONE
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        1,160,00
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        NONE
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      1,160,00
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      5.8%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      CO
--------------------------------------------------------------------------------


                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 51806D100
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Richard C. Perry
      599 Lexington Avenue
      New York, NY 10022
      (212) 583-4000

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
      Not applicable                                                     b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  5     Sole Voting Power
  Number of
   Shares               1,160,000 (all shares beneficially owned by Perry Corp.)
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             NONE
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        1,160,000 (all shares beneficially owned by Perry Corp.)
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        NONE
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      1,160,000
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      5.8%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      IN
--------------------------------------------------------------------------------


                    SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a). NAME OF ISSUER:

          Laser Mortgage Management, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          51 John Kennedy Parkway
          Short Hills, NJ  07078

ITEM 2(a).  NAME OF PERSON FILING:

          This statement is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry. Perry Corp. is a private investment firm and Richard C. Perry is the President and sole stockholder of Perry Corp.

          See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          599 Lexington Avenue
          New York, NY  10022

ITEM 2(c). CITIZENSHIP:

          Perry Corp. is a New York corporation, and Richard C. Perry is a citizen of the United States.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.001 per share

ITEM 2(e). CUSIP NUMBER:
           51806D100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable

ITEM 4.   OWNERSHIP

          (a)  AMOUNT BENEFICIALLY OWNED:

               1,160,000 shares

          (b)  PERCENT OF CLASS:

               5.8%

          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)   Sole power to vote or to direct the vote:

                     1,160,000 shares

               (ii)  Shared power to vote or to direct the vote:

                     NONE (See Item 6.)

               (iii) Sole power to dispose or to direct the disposition of:

                     1,160,000 shares

               (iv)  Shared power to dispose or to direct the disposition of:

                     NONE (See Item 6.)

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PERRY CORP.

Dated: February 17, 1998
       New York, New York                 By:   /s/ Richard C. Perry
                                                ------------------------------
                                                Name:   Richard C. Perry
                                                Title:  President



Dated: February 17, 1998
       New York, New York                       /s/ Richard C. Perry
                                                ------------------------------
                                                Richard C. Perry

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Laser Mortgage Management, Inc. and hereby affirms that such Schedule 13G is being filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                                 PERRY CORP.

Dated: February 17, 1998
       New York, New York                  By:   /s/ Richard C. Perry
                                                 ------------------------------
                                                 Name:  Richard C. Perry
                                                 Title:  President



Dated: February 17, 1998
       New York, New York                        /s/ Richard C. Perry
                                                 ------------------------------
                                                 Richard C. Perry